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                                                                       EXHIBIT 2


                 [LETTERHEAD OF METROMEDIA INTERNATIONAL GROUP]

FOR IMMEDIATE RELEASE


                         METROMEDIA INTERNATIONAL GROUP
           ANNOUNCES INTEREST ON SENIOR NOTES PAID WITHIN GRACE PERIOD


NEW YORK, OCTOBER 29, 2002 -- Metromedia International Group, Inc. (the Company) (AMEX:MMG), the owner of various interests in communications and media businesses in Eastern Europe, the Commonwealth of Independent States and other emerging markets, announced that earlier today it remitted $11.2 million to U.S. Bank Corporate Trust Services, the trustee of its $210.6 million 10 1/2 % Senior Discount Notes due 2007, thereby effecting the required interest payment within the 30-day grace period provided under the notes. This amount reflects the $11.1 million coupon payment that was due on September 30, 2002, plus interest accrued since that date.

In making the announcement, Carl Brazell, Chairman, President and Chief Executive Officer of MMG, commented, "The payment of the semi-annual interest coupon was a decision that the Company gave careful consideration. Our objectives in making the interest payment were centered on adding stability to the Company's current restructuring process. By avoiding an "event of default" under the indenture governing these notes, the Company is better able to pursue its strategy of facilitating, where and when appropriate, future assets sales at times and under terms and conditions, including price, most favorable to the Company."

The Company continues to hold negotiations with representatives of holders of its Senior Discount Notes in an attempt to reach an agreement on a restructuring of its indebtedness in conjunction with proposed asset sales and restructuring alternatives.

To date, the Company and representatives of note holders have not reached an agreement on terms of a restructuring. The Company cannot make any assurance that it will be successful in raising additional cash through asset sales or through cash repatriations from its business ventures, nor can it make any assurance regarding the successful restructuring of its indebtedness.


ABOUT METROMEDIA INTERNATIONAL GROUP
------------------------------------

Metromedia International Group, Inc. is a global communications and media company. Through its wholly owned subsidiaries and its business ventures, the Company owns and operates communications and media businesses in Eastern Europe, the Commonwealth of Independent States and other emerging markets. These include a variety of telephony businesses including cellular operators, providers of local, long distance and international services over fiber-optic and satellite-based networks, international toll calling, fixed wireless local loop, wireless and wired cable television networks and broadband networks and FM radio stations.

This news release contains certain forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such risks and uncertainties include, but are not limited to, general economic and business conditions, competition, changes in technology and methods of marketing, and various other factors beyond the Company's control. This also includes such factors as are described from time to time in the SEC reports filed by Metromedia International Group, Inc., including its most recently filed quarterly report on Form 10-Q and the Company's annual report on Form 10-K for the year ended December 31, 2001. The Company is not under, and expressly disclaims any, obligation to update the information in this news release for any future events, including changes in its cash balances or other events affecting liquidity.

Please visit our website at WWW.METROMEDIA-GROUP.COM.


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METROMEDIA INTERNATIONAL ANNOUNCES INTEREST PAYMENT ON SENIOR NOTES       Page 2


CONTACTS:

METROMEDIA INTERNATIONAL GROUP, INC.

Investor Relations

Ernie Pyle
Senior Vice President Finance,
Chief Financial Officer and Treasurer
(212) 527-3800